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Exhibit 99.2

         World Color Press Inc.
(Formerly Quebecor World Inc.)

CONSOLIDATED FINANCIAL STATEMENTS

SECOND QUARTER ENDED JUNE 30, 2009

 CONSOLIDATED STATEMENTS OF LOSS
(Under Creditor Protection as of January 21, 2008—Note 1)

Periods ended June 30

(In millions of US dollars, except per share amounts)
(Unaudited)

		Three months		Six months
	Note	2009	2008	2009	2008
Operating revenues		$702.5	$975.5	$1,454.6	$1,990.0
Operating expenses:
Cost of sales		630.6	867.9	1,324.8	1,771.7
Selling, general and administrative		66.4	79.8	139.2	181.3
Impairment of assets, restructuring and other charges	7	3.7	11.0	18.9	47.6

		700.7	958.7	1,482.9	2,000.6

Operating income (loss)		1.8	16.8	(28.3)	(10.6)
Financial expenses	8	6.5	52.9	94.6	138.6
Dividends on preferred shares classified as liability		0.5	1.3	1.1	3.7
Reorganization items	4	35.8	27.6	52.7	41.8

Loss from continuing operations before income taxes		(41.0)	(65.0)	(176.7)	(194.7)
Income taxes	9	18.5	12.7	8.7	31.6

Net loss from continuing operations		(59.5)	(77.7)	(185.4)	(226.3)
Loss from discontinued operations (net of tax)		—	(673.4)	—	(714.8)

Net loss		$(59.5)	$(751.1)	$(185.4)	$(941.1)
Net income allocated to holders of preferred shares		3.9	4.5	7.6	9.1

Loss allocated to holders of equity shares		$(63.4)	$(755.6)	$(193.0)	$(950.2)

Loss per share:
Basic and diluted:
Continuing operations	10	$(0.31)	$(0.44)	$(0.94)	$(1.41)
Discontinued operations		—	(3.61)	—	(4.27)

		$(0.31)	$(4.05)	$(0.94)	$(5.68)

Weighted-average number of equity shares outstanding:
(in millions)	10
Basic and diluted		206.6	186.5	204.6	167.4

See accompanying Notes to Consolidated Financial Statements.

 CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Under Creditor Protection as of January 21, 2008—Note 1)

Periods ended June 30

(In millions of US dollars)
(Unaudited)

		Three months		Six months
	Note	2009	2008	2009	2008
Net loss		$(59.5)	$(751.1)	$(185.4)	$(941.1)
Other comprehensive income (loss), net of income tax:	15, 16
Unrealized gain (loss) on foreign currency translation adjustment		(58.9)	(3.8)	(35.1)	33.6
Portion of foreign currency translation adjustment in income as a result of business disposals		—	273.3	—	273.3
Unrealized net loss on derivative financial instruments related to cash flow hedges		—	—	—	(0.1)
Reclassification of realized net gain (loss) on derivative financial instruments to the statements of income		(1.3)	0.6	(2.2)	(3.9)

Comprehensive loss		$(119.7)	$(481.0)	$(222.7)	$(638.2)

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF DEFICIT
(Under Creditor Protection as of January 21, 2008—Note 1)

Periods ended June 30

(In millions of US dollars)
(Unaudited)

	Three months		Six months
	2009	2008	2009	2008
Deficit, beginning of period:	$(3,615.9)	$(2,020.7)	$(3,490.0)	$(1,830.7)
Net loss	(59.5)	(751.1)	(185.4)	(941.1)

Deficit, end of period	$(3,675.4)	$(2,771.8)	$(3,675.4)	$(2,771.8)

See accompanying Notes to Consolidated Financial Statements.

 CONSOLIDATED STATEMENTS OF CASH FLOWS
(Under Creditor Protection as of January 21, 2008—Note 1)

Periods ended June 30

(In millions of US dollars)
(Unaudited)

		Three months		Six months
	Note	2009	2008	2009	2008
Cash flows from operating activities:
Net loss		$(59.5)	$(751.1)	$(185.4)	$(941.1)
Adjustments for:
Reorganization items	4	24.8	15.4	28.5	19.3
Depreciation of property, plant and equipment		48.2	69.8	94.4	141.5
Impairment of assets and non-cash portion of restructuring and other charges	7	(1.6)	—	(1.6)	18.8
Future income taxes		16.5	10.9	2.7	19.6
Amortization of other assets		4.3	6.0	8.6	10.5
Amortization of financing costs		—	1.7	—	55.6
Change in fair value of restricted cash		—	—	—	3.1
Loss on business disposals		—	652.7	—	684.7
Unrealized foreign exchange gain on long term debt		(41.9)	(4.4)	(26.6)	(3.6)
Other		0.1	(10.6)	(0.4)	(5.9)
Net changes in non-cash balances related to operations:
Accounts receivable		53.5	47.8	229.7	169.9
Inventories		30.5	21.6	60.1	49.4
Trade payables and accrued liabilities		(61.8)	(68.1)	(147.2)	(131.4)
Trade payables and accrued liabilities subject to compromise		56.9	43.7	109.7	81.7
Other current assets and liabilities		(5.3)	(22.8)	(8.1)	(50.8)
Other non-current assets and liabilities		(17.9)	(18.5)	(22.7)	(41.6)

		55.9	3.7	221.5	77.2

Cash flows provided by (used in) operating activities		46.8	(5.9)	141.7	79.7
Cash flows from financing activities:
Net change in bank indebtedness		(2.3)	(28.2)	(1.9)	(60.4)
Net borrowings under revolving DIP Facility		5.4	14.6	15.9	49.4
Issuance of DIP Term Loan, net of issuance costs		—	—	—	556.5
Repayment of DIP Term Loan		—	(74.5)	—	(74.5)
Repayments of long-term debt		(2.8)	(3.6)	(7.1)	(13.9)
Net borrowings under revolving bank facility		0.3	22.3	0.9	58.4
Net change in secured financing		—	44.4	—	48.6
Repayment of North American securitization program subsequent to Insolvency Proceedings		—	—	—	(413.0)

Cash flows provided by (used in) financing activities		0.6	(25.0)	7.8	151.1
Cash flows from investing activities:
Additions to property, plant and equipment		(19.0)	(38.6)	(40.2)	(61.4)
Net proceeds from disposal of assets		0.3	21.2	1.6	22.3
Net proceeds from business disposals, net of cash and cash equivalents		—	44.0	—	44.0
Restricted cash		0.6	(2.5)	5.4	(2.5)
Restricted cash related to Insolvency Proceedings		—	(8.0)	(0.2)	(50.1)

Cash flows provided by (used in) investing activities		(18.1)	16.1	(33.4)	(47.7)
Effect of foreign currency		(8.1)	7.0	(3.2)	(36.8)

Net changes in cash and cash equivalents		21.2	(7.8)	112.9	146.3
Cash and cash equivalents, beginning of the period		300.4	215.2	208.7	61.1

Cash and cash equivalents, end of period		$321.6	$207.4	$321.6	$207.4

Supplemental cash flow information:
Interest payment		$12.2	$11.0	$22.2	$24.6
Income tax paid (net of refund)		2.5	6.2	4.6	7.5

See accompanying Notes to Consolidated Financial Statements.

 CONSOLIDATED BALANCE SHEETS
(Under Creditor Protection as of January 21, 2008—Note 1)

(In millions of US dollars)

	Note	June 30, 2009	December 31, 2008
		(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents		$321.6	$208.7
Accounts receivable		484.9	694.0
Inventories		176.8	233.9
Income taxes receivable		31.4	31.0
Future income taxes		11.2	13.9
Prepaid expenses and deposits		44.7	40.9

Total current assets		1,070.6	1,222.4
Property, plant and equipment		1,119.7	1,161.0
Restricted cash		92.1	96.9
Future income taxes		5.7	5.8
Other assets		353.4	334.3

Total assets		$2,641.5	$2,820.4

Liabilities and Shareholders' deficit
Current liabilities:
Bank indebtedness		$0.7	$2.6
Trade payables and accrued liabilities		373.2	480.3
Income and other taxes payable		38.1	40.7
Future income taxes		0.4	0.4
Current portion of long-term debt		13.0	583.2
Current portion of liabilities subject to compromise	5	166.0	2,882.5

Total current liabilities		591.4	3,989.7
Liabilities subject to compromise	5	2,909.6	—
Long-term debt		649.6	60.8
Other liabilities		183.8	246.4
Future income taxes		43.0	43.1
Preferred shares	11	23.9	35.1
Shareholders' deficit:
Capital stock	11	1,609.4	1,595.2
Contributed surplus		106.6	103.2
Deficit		(3,675.4)	(3,490.0)
Accumulated other comprehensive income	15	199.6	236.9

		(1,759.8)	(1,554.7)

Subsequent event	1
Total liabilities and shareholders' deficit		$2,641.5	$2,820.4

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Periods ended June 30, 2009 and 2008
(Under creditor protection as of January 21, 2008—Note 1)
(Tabular amounts are expressed in millions of US dollars, except per share and option amounts)
(Unaudited)

1.     Creditor Protection and the Plan of Reorganization

The Plan

        As described in Note 1 to the 2008 annual consolidated financial statements, on January 21, 2008 (the "Filing Date"), Quebecor World Inc. ("QWI" or the "Corporation") obtained an order from the Quebec Superior Court granting creditor protection under the Companies' Creditors Arrangement Act (the "CCAA") for itself and for 53 U.S. subsidiaries (the "U.S. Subsidiaries" and, collectively with the Corporation, the "Applicants"). On the same date, the U.S. Subsidiaries filed a petition under Chapter 11 of the U.S. Bankruptcy Code in the Bankruptcy Court for the Southern District of New York. The proceedings under the CCAA and Chapter 11 are hereinafter collectively referred to as the "Insolvency Proceedings". The Corporation's Latin American subsidiaries were not subject to the Insolvency Proceedings. On January 28, 2008, the Corporation's UK subsidiary, Quebecor World PLC, was placed into administration. In addition, prior to their disposition on June 26, 2008, the European subsidiaries were not subject to the Insolvency Proceedings. During the Insolvency Proceedings, the Applicants continued to operate under the protection of the relevant courts.

        On June 22, 2009, the creditors of the Applicants approved a plan of compromise and reorganization (the "Plan") under both the CCAA and Chapter 11. On June 30, 2009, the Plan was sanctioned by the Quebec Superior Court, and it was confirmed by the U.S. Bankruptcy Court on July 2, 2009. The Plan was implemented following various transactions that were completed on July 21, 2009 (the "Effective Date"). Accordingly, the Applicants emerged from bankruptcy protection and the Corporation was renamed and began operating as World Color Press Inc. ("World Color") on the Effective Date.

        The implementation of the Plan on July 21, 2009 resulted in a substantial realignment of the interests in the Corporation between its existing creditors and shareholders as of the Filing Date. As a result, the Corporation would have been required to adopt fresh start accounting effective July 21, 2009. However, in light of the proximity of the Effective Date to the end of its accounting period immediately following July 21, 2009, which is July 31, 2009, the Corporation has elected to adopt fresh-start reporting and account for the effects of the Plan, including the cancellation of the old share capital of QWI and the creation and issuance of World Color's new share capital, as if such events had occurred on July 31, 2009 (the "Fresh-start Date"). The Corporation evaluated the activity between July 22, 2009 and July 31, 2009 and, based upon the immateriality of such activity, concluded that the use of July 31, 2009 to reflect the fresh start accounting adjustments was appropriate for financial reporting purposes. The use of the July 31, 2009 date is for financial reporting purposes only and does not affect the Effective Date of the Plan.

        For clarity, World Color and its operations on or after the Fresh-start Date will be referred to as the "Successor", and QWI and its operations prior to the Fresh-start Date will be referred to as the "Predecessor".

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Creditor Protection and the Plan of Reorganization (cont'd)

        Following implementation of the Plan, which is based on an assumed enterprise value of the Successor of $1.5 billion, World Color reorganized its capital structure and issued (or will issue) the following securities in exchange for $3.1 billion of Liabilities Subject to Compromise ("LSTC"):

  •
  New unsecured notes in the aggregate principal amount of approximately $50 million;

  •
  12.5 million new convertible Class A preferred shares;

  •
  73.3 million new common shares; and

  •
  10.7 million new Series I barrier warrants and 10.7 million new Series II barrier warrants.

        The implementation of the Plan also involved the following refinancing transactions:

  •
  Repayment of $585.1 million under the Predecessor's debtor-in-possession ("DIP") financing; and

  •
  Entering into a new exit financing credit facility of $800 million.

        Therefore, the DIP financing was reclassified to long term as at June 30, 2009.

        In addition, cash payments of $100 million in satisfaction of certain claims were made to holders of the Predecessor's senior secured debt, all of which were paid on the Effective Date. Also, the Corporation will make payments of approximately $66 million in connection with secured, administrative, priority tax and small convenience unsecured claims, of which $10 million was paid on the Effective Date.

        Under the Plan, QWI's then existing Multiple Voting Shares, Redeemable First Preferred Shares and Subordinate Voting Shares were effectively cancelled for no consideration, on the Effective Date, in accordance with the Articles of Reorganization that were filed as one of the steps to implement the Plan.

New capital stock

(a)
Preferred Shares

  The Corporation is authorized to issue a maximum of 12,500,000 Class A convertible preferred shares (the "Preferred Shares"). On the Effective Date, the Corporation issued in escrow to Computershare Trust Company of Canada, as escrow agent (the "Escrow Agent"), 12,500,000 Preferred Shares with a face value of $100 million. Fixed preferential cumulative cash dividends accrue on the Preferred Shares at a basic rate of 10% per annum payable quarterly. The applicable dividend rate on the Preferred Shares escalates based on certain triggering events up to a maximum rate of 19% per annum, the most significant of which is a 5% increase to an annualized dividend rate of 15% upon non-payment of the cash dividends in any given quarter, with the rate reverting to 10% per annum once the Corporation pays in full its next quarterly dividend on the Preferred Shares as well as all accrued and unpaid dividends. The Preferred Shares (including any cumulative unpaid dividends) may be converted at any time at the option of the holder (i) during the first five years following the Effective Date, on a one-for-one basis (subject to certain adjustments) into Common Shares based upon a Common Share price of $8.00 per share and (ii) after the fifth anniversary of the Effective Date, into a variable number of Common Shares based upon the weighted average trading price of the Common Shares on the Toronto Stock Exchange ("TSX") during a 60-day reference period (subject to adjustment). The

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Creditor Protection and the Plan of Reorganization (cont'd)

  Preferred Shares are redeemable at any time at the option of the Corporation, subject to a holder's right to opt to convert its Preferred Shares into Common Shares at the applicable ratio instead of having such shares being redeemed. In addition, subject to applicable law and restrictions in the Corporation's exit financing agreements, the Corporation is required either to (i) make mandatory quarterly redemptions of Preferred Shares with any excess cash as permitted under the exit financing agreements proportionate to repurchases of Unsecured Notes (described below) or (ii) permanently increase the dividend rate applicable to the Preferred Shares by 2% per annum. The redemption and liquidation price of the Preferred Shares is $8.00 per share plus all accrued and unpaid dividends (subject to adjustment). There is no fixed maturity date for the Preferred Shares. Holders of the Preferred Shares are generally entitled to vote on all shareholder matters with holders of the Common Shares on an "as converted" basis and are entitled to elect up to two additional Board members upon the occurrence of certain triggering events. The Preferred Shares will be classified as compound financial instruments under Canadian GAAP, with a portion of the Preferred Shares classified as a liability with a fair value amounting to approximately $95 million and a conversion option recorded as equity with a fair value of approximately $20 million.

(b)
Common Shares

  The Corporation is authorized to issue an unlimited number of Common Shares and, as of the Effective Date, 73,285,000 Common Shares were issued in escrow to the Escrow Agent.

(c)
Warrants

  On the Effective Date, 10,723,019 Series I warrants and 10,723,019 Series II warrants (collectively, the "Warrants"), were issued in escrow to the Escrow Agent. The Warrants are exercisable for an equal number of Common Shares subject to the volume-weighted average market price, during a 30-day period, of the Common Shares being greater than or equal to $13.00 for Series I and greater than or equal to $16.30 for Series II, at an exercise price of $0.01. The Warrants expire on July 20, 2014 and will be classified as capital stock under Canadian GAAP, measured at inception at their fair value which is estimated to be approximately $100 million.

        As of August 12, 2009, 54,365,247 Common Shares and all of the Preferred Shares were released from escrow. In accordance with the terms of the Plan, the remaining Common Shares and Warrants will be held in escrow pending resolution of unsecured claims. Once claims are resolved, the securities will be distributed in accordance with the terms of the Plan. None of the securities held in escrow will return to World Color.

New unsecured notes

        The Corporation expects to issue $50 million of unsecured notes ("Unsecured Notes" or the "Notes") bearing cash interest at a rate of 10% per annum or paid-in-kind ("PIK") interest at a rate of 13% per annum and maturing on July 15, 2013. The Notes are to be issued to creditors of certain of the U.S. Subsidiaries holding general unsecured claims against such U.S. Subsidiaries (categorized as Class 3-claims under the U.S. plan). Each such creditor will receive Unsecured Notes equal to 50% of its allowed claim, provided that the maximum aggregate amount of Unsecured Notes is limited to $75 million. In the event that the total allowed claims of all such creditors exceed $150 million, then each such creditor will receive its pro rata amount of $75 million in aggregate total of the Unsecured Notes. Management estimates that the allowed amount of Class 3 claims will be approximately

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Creditor Protection and the Plan of Reorganization (cont'd)

$100 million, which would result in the issuance and distribution of $50 million of Unsecured Notes. However, it is not possible at this time to evaluate the final amount of Class 3 claims that will ultimately be allowed by the U.S. Bankruptcy Court. It is possible that allowed claims may be materially in excess of the amount estimated given the magnitude of the claims asserted (Note 5), and therefore the Unsecured Notes issued could reach the maximum aggregate principal amount of $75 million. The Unsecured Notes indenture provides for various restrictions on, among other things, the ability of World Color and its subsidiaries to incur additional debt, secure such debt, make investments, dispose of some of their assets, as well as for limitations on dividend payments and repurchases of equity. The Corporation may redeem all or a portion of the Notes, with all accrued and unpaid interest thereon, at any time on or after July 21, 2010 at redemption prices of 105% in the second year after issuance date, 103% in the third year and 101% in the fourth year.

Exit financing

        On July 21, 2009, the Corporation obtained exit financing comprised of (a) a senior secured asset-based revolving credit facility, with sub-facilities for Canadian dollar borrowings, swing line loans and issuance of letters of credit, for an aggregate maximum commitment by the lenders of $350 million (the "Revolving Credit Facility") bearing interest at variable rates based on Libor or Eurodollar rate, Canadian Banker's Acceptance rate or Canadian prime rate, plus applicable margins, which will total a minimum of 7.5% and (b) a $450 million senior secured term loan (the "Term Loan"), bearing interest at variable rates based on Libor, or Eurodollar rate, plus applicable margins, which will total a minimum of 9.0%, and which was fully drawn immediately following the Corporation's emergence from the Insolvency Proceedings. Together, the Revolving Credit Facility and the Term Loan are referred to as the "Credit Facility". Amounts borrowed under the Term Loan and repaid or prepaid may not be re-borrowed. Under the Revolving Credit Facility, the availability of funds is determined by a borrowing base calculated on percentages of eligible receivables and inventory. The unused portion of the Revolving Credit Facility is subject to a commitment fee of between 0.75% and 1.00% per annum. The Credit Facility is secured by a perfected first-priority security interest and hypothec over substantially all present and after-acquired consolidated assets of the Successor. As of August 10, 2009, the Corporation had drawn an aggregate amount of $534 million under the Credit Facility.

        The Credit Facility matures on the earliest to occur of (a) July 21, 2012 and (b) the acceleration of the Term Loan payments, and a termination of the commitments, upon the occurrence of required prepayments resulting from, among other things, excess cash flow, the net proceeds of certain asset sales, issuance of certain debt, certain extraordinary receipts and change of control. The Term Loan also has mandatory repayment requirements of $3.25 million in the first year after the issuance date and $32.5 million in each of the second and third years after the issuance date.

        The Credit Facility provides for various restrictions on, among other things, the ability of World Color and its subsidiaries to incur additional debt, secure such debt, make investments, dispose of their assets (including pursuant to sale and leaseback transactions and sales of receivables under securitization programs), make capital expenditures and pension contributions, as well as for limitations on dividend payments, repurchases of equity interests and cash interest payments on the Unsecured Notes. Each of these transactions would require the consent of a majority of the Credit Facility lenders if they exceed certain thresholds set forth in the agreements governing the Credit Facility.

        The Credit Facility agreements also contain certain restrictive financial covenants, including requirements to maintain a maximum level of consolidated leverage and minimum consolidated cash

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Creditor Protection and the Plan of Reorganization (cont'd)

fixed charge coverage, as defined in the agreements, and minimum liquidity. In addition, under the terms of the Credit Facility, World Color is required to comply with various other terms and conditions such as maintaining guarantee coverage of substantially all of its consolidated assets and consolidated earnings before interest, income taxes, depreciation, amortization and restructuring (EBITDAR).

Status of liabilities subject to compromise

        LSTC refers to liabilities incurred prior to the Filing Date that may be dealt with as affected claims against the Corporation, of any kind or nature arising prior to January 21, 2008 ("Affected Claims"), under the Plan, as well as claims arising on or after January 21, 2008, further to the repudiation, termination or restructuring of any contract, lease, employment agreement or other agreement ("Restructuring Claims"). The Corporation continues to review the LSTC amounts. Further details are outlined in Note 5—Liabilities Subject to Compromise.

Accounting policies applicable to an entity under creditor protection

        The Corporation's financial statements have been prepared using the same Canadian generally accepted accounting principles ("GAAP") as applied by the Corporation prior to the Insolvency Proceedings. While the Applicants filed for and were granted creditor protection, these financial statements continued to be prepared using the going concern concept, which assumed that the Corporation would be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

        As a result of the Insolvency Proceedings, the Corporation followed accounting policies, including disclosure items, applicable to entities that are under creditor protection. In addition to Canadian GAAP, the Corporation applied the guidance in the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (the "SOP 90-7"). While SOP 90-7 refers specifically to Chapter 11 in the United States, its guidance, in management's view, is also applicable to an entity restructuring under CCAA where it does not conflict with Canadian GAAP.

        Consistent with Canadian GAAP, SOP 90-7 did not change the manner in which financial statements were prepared. However, SOP 90-7 does require that the financial statements for periods ending subsequent to the Filing Date, and prior to the Effective Date, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business are reported separately as reorganization items (Note 4). Cash flows related to reorganization items have also been disclosed separately.

        While payments may not be made on LSTC, including long-term debt, interest on debt obligations continued to be recognized. Interest is not a reorganization item. The consolidated balance sheet distinguishes pre-filing liabilities subject to compromise from both pre-filing liabilities that are not subject to compromise and from post-filing liabilities (Note 5). Liabilities that are affected by the Plan, or will otherwise be allowed by the Court and the U.S. Bankruptcy Court, may be settled for lesser amounts in accordance with the Plan and the resulting adjustments may be material and may be reflected in the financial results of the Successor.

        Consolidated financial statements that include one or more entities in reorganization proceedings and one or more entities not in reorganization proceedings are required to include disclosure of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Creditor Protection and the Plan of Reorganization (cont'd)

entities in reorganization proceedings, including disclosure of Condensed Combined Financial Information of the entities in the reorganization proceedings, and disclosure of the amount of intercompany receivables and payables therein (Note 6).

        SOP 90-7 has been applied effective January 21, 2008 and for subsequent reporting periods while the Corporation continued to operate under creditor protection.

        The resulting changes in reporting are described in Note 4—Reorganization Items, Note 5—Liabilities Subject to Compromise and Note 6—Condensed Combined Financial Information.

Basis of presentation and going concern issues

        While under creditor protection, DIP financing was approved by the courts and was available, subject to borrowing conditions, up to July 21, 2009, as described in Note 1 to the 2008 annual consolidated financial statements. Management believed that these actions made the going concern basis of accounting appropriate while the Corporation was under creditor protection.

        All estimates, assumptions, valuations, appraisals and financial projections, including any fair value adjustments in the accompanying financial statements, do not purport to reflect or provide for the terms of the Plan. In particular, these financial statements do not purport to show: (a) as to shareholders' accounts, the effect of changes that were made in the capitalization of the Successor; or (b) as to liabilities, the effect of the new Unsecured Notes and Credit Facility and the elimination of LSTC following implementation of the Plan. The Corporation will be required, under Canadian GAAP, to adopt "fresh start" reporting. Under fresh start reporting, the Successor will undertake a comprehensive re-evaluation of its assets and liabilities based on the reorganization value as established and confirmed in the Plan. With the exception of the pro-forma fresh start balance sheet discussed below, these financial statements do not present any adjustments that may be required under fresh start reporting.

        The Corporation has made adjustments to the financial statements to isolate assets, liabilities, revenues, and expenses related to the reorganization and restructuring activities so as to distinguish these events and transactions from those associated with the ongoing operation of the business. In accordance with Canadian GAAP, property, plant and equipment is carried at cost less accumulated amortization and any impairment losses. Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The series of events that led the Corporation to filing for creditor protection under the Insolvency Proceedings and the events since then triggered impairment tests in certain reporting periods for its property, plant and equipment. The Corporation made assumptions about certain matters, such as expected growth, maintaining customer base, achieving cost reductions and the future cash flows expected from the use of its assets. There can be no assurance that expected future cash flows will be realized or will be sufficient to recover the carrying amount of long-lived assets.

        The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The Insolvency Proceedings and the current downturn in the economy materially affect the degree of uncertainty associated with the measurement of many amounts in the financial statements. More specifically, these uncertainties could impact the enterprise and equity value of the Successor included in the pro-forma

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Creditor Protection and the Plan of Reorganization (cont'd)

fresh start consolidated balance sheet below, recoverability tests and fair value assumptions used in the impairment test of property, plant and equipment, the valuation of future income tax assets and of intangible assets.

Pro-forma fresh start consolidated balance sheet

        As previously noted, the Corporation will be required, under Canadian GAAP, to adopt "fresh start" reporting. Under fresh start reporting, the Successor will undertake a comprehensive re-evaluation of its assets and liabilities based on the enterprise value of $1.5 billion as established in the Plan and will result in World Color becoming a new entity for financial reporting purposes. The process for allocation of the enterprise value was not completed as of the date of issuance of the Corporation's financial statements and the amounts assigned to the assets and liabilities may be adjusted subsequently as a result of the finalization of this process. Upon adoption of fresh start accounting, in the third quarter of 2009, World Color's financial statements will not be comparable to any of the previously issued financial statements.

        A pro-forma fresh start consolidated balance sheet (the "Pro-forma") as of June 30, 2009 is set out below with adjustments summarized in the columns captioned a) Plan of Reorganization, b) Exit Financing and c) Fresh Start Adjustments. These adjustments reflect the assumed effect of the Plan's implementation, including the compromise of various liabilities, the issuance of new securities and various cash payments, as more thoroughly described in the Plan, as if they had occurred on June 30, 2009. Certain assumptions that were made are set out below.

        The estimates of fair value are based on independent appraisals and valuations, some of which will be updated to the Fresh-start Date. Where independent appraisals and valuations are not finalized or not used, management has estimated the fair value using prices for similar assets in the marketplace (market approach) or discounted future cash flows (income approach).

        To determine the enterprise value of the Successor, management developed a set of financial projections for the Successor using a number of estimates and assumptions. With the assistance of financial advisors, management determined the enterprise value and corresponding equity value of the Successor based on these financial projections using various valuation methods, including (a) a selected publicly-traded companies' analysis, (b) a selected transactions analysis and (c) a discounted cash flow analysis. Based upon these analyses, management estimates that the going concern enterprise value of the Successor is in a range between $1.25 billion and $1.75 billion. The enterprise value and the corresponding equity value are dependent on achieving the future financial results set forth in the Corporation's projections, as well as the realization of certain other assumptions. The financial projections and estimates of enterprise value are not incorporated in these financial statements.

        All estimates, assumptions, valuations, appraisals and financial projections, including the fresh start adjustments, the enterprise value and equity value projections, are inherently subject to significant uncertainties outside of management's control. Accordingly, there can be no assurance that the estimates, assumptions, valuations, appraisals and financial projections will be realized and actual results could vary materially.

Plan of Reorganization

        In the Plan of Reorganization column, LSTC of $3.1 billion in the Predecessor will be discharged with the issuance of new Common Shares, new Preferred Shares, new Warrants and new Unsecured

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Creditor Protection and the Plan of Reorganization (cont'd)

Notes by World Color. Certain other claims of holders under the Predecessor's senior secured debt and certain other secured, administrative, priority tax and convenience unsecured claims of approximately $166 million will be paid in cash, of which $110 million was paid on the Effective Date. The remaining balance will be recorded in Trade payables and accrued liabilities or Income and other taxes payable. In addition, certain income tax liabilities amounting to $25.8 million that were subject to compromise are expected to be settled against income taxes receivable from the current and prior years. Finally, the Plan provides for the repudiation of the non-qualified pension plans, collectively defined as "Rejected Employee Agreements". As of August 10, 2009, almost all of the participants in the Rejected Employee Agreements have agreed to participate in new non-qualified benefit plans and agreements (collectively, the "New Benefits Plan"). As a result, an amount of $32.1 million will be recorded to recognize the unfunded liability of the New Benefits Plan, and reflected as Other liabilities, in settlement of the liability for Rejected Employee Agreements which was subject to compromise.

        Projected future income tax liabilities of approximately $178 million will be recognized on this debt discharge. The discharge of debt gives rise to cancellation of debt ("COD") income for income tax purposes and is projected to reduce certain of the Corporation's tax attributes, such as net operating loss ("NOL") and NOL carry forwards and capital losses carry forwards and the tax basis of the Corporation's depreciable and non-depreciable assets, which will increase the Corporation's income tax obligation. Because some of the debtors' outstanding indebtedness will be satisfied under the Plan by way of consideration other than cash, the amount of COD income, and accordingly the amount of tax attributes that may be reduced, will depend in part on the fair market value of such non-cash consideration. These future income tax liabilities were calculated in accordance with financial interpretation ("FIN") 48—"Accounting for Uncertainty in Income Taxes", which provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that such position will be sustained on examination based on the technical merits.

Exit Financing

        The Corporation obtained exit financing of $800 million, as previously described, including a Term Loan of $450 million, fully drawn, and a Revolving Credit Facility of $350 million, of which $89 million was drawn on the Effective Date. Transaction fees and debt issuance costs of $76 million have been reflected as a reduction to the face value of the Term Loan and draws on the Revolving Credit Facility. Net cash raised from the Credit Facility was used to repay the DIP financing of the Predecessor.

Fresh Start Adjustments

        The pro-forma includes fresh start reporting assumptions as to the reorganized equity value of World Color and certain adjustments to reflect the fair value of the Corporation's assets and liabilities as of June 30, 2009. World Color will be required to reflect such estimates or actual balances as of the Fresh-start Date. Such determination will be based upon the fair value of its assets and liabilities as of that date, which could be materially greater or lower than the values assumed in the foregoing estimates. The reorganization value of the Successor may exceed the fair value of World Color's net assets. This excess, if any, will be recorded as a reduction to capital stock under Canadian GAAP. The

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Creditor Protection and the Plan of Reorganization (cont'd)

significant fresh start reporting adjustments reflected in the Pro-forma, based on current estimates, are summarized as follows:

(a)
Working capital:

  The historical cost of most of the Corporation's current assets and liabilities is expected to be reflective of their current fair values. As a result, no material fresh start adjustment has been included in the Pro-forma for these assets and liabilities.

(b)
Property, plant and equipment:

  A fresh start adjustment of approximately $32 million is expected to be required to reduce the historical cost of the fixed assets (mainly machinery and equipment) to their estimated fair values.

(c)
Intangibles and Other assets:

  A fresh start adjustment of approximately $350 million is expected to be required to record finite-life intangible assets representing the estimated fair value of World Color's customer relationships and contracts. These intangible assets will be amortized on a straight-line basis over their estimated useful lives.

  Other fresh start adjustments will include the write-off of pension assets to other liabilities amounting to $134 million, the reversal of contract acquisition costs of $83 million which are effectively included in the aforementioned intangible assets and other estimated fair value adjustments of $17 million.

(d)
Other liabilities:

  Fresh start adjustments of approximately $145 million will be recorded to reflect the value of the unfunded pension and other postretirement benefits liabilities and reflect the Plan assumptions that the existing registered pension plans will remain essentially unchanged. Other fresh start adjustments amounting to $4 million will be made to reduce other liabilities to their estimated fair values as of the Fresh-start Date.

(e)
Future income taxes:

  A fresh start adjustment of approximately $56 million, which reduces net future income tax liabilities, is assumed for the recognition of net future income tax assets related to the aforementioned fresh start adjustments made to property, plant and equipment, other assets and other liabilities.

(f)
Shareholders' equity (deficit):

  Adopting fresh start reporting results in a new reporting entity with no retained earnings or deficit. All Predecessor capital stock has been eliminated and replaced by the new equity structure of World Color. The fresh start adjustments include the cancellation of existing capital stock, preferred shares, contributed surplus, deficit and accumulated other comprehensive income, as well as a reduction to the new Capital Stock as a result of "goodwill" stemming from fresh start reporting.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Creditor Protection and the Plan of Reorganization (cont'd)

Pro-forma fresh start consolidated balance sheet

        The pro-forma balance sheet is based on preliminary valuations as of June 30, 2009. Actual fair value of the assets and liabilities as of the fresh-start date could be materially greater or lower than the fair value estimates below.

	Predecessor June 30, 2009	Plan of Reorganization	Exit Financing	Fresh Start	Successor June 30, 2009
Assets
Current assets:
Cash and cash equivalents	$321.6	$(103.5)	$(113.1)	$—	$105.0
Accounts receivable	484.9	(21.7)	—	—	463.2
Inventories	176.8	—	—	—	176.8
Income taxes receivable	31.4	(25.8)	—	—	5.6
Future income taxes	11.2	(3.5)	—	—	7.7
Prepaid expenses and deposits	44.7	5.0	—	—	49.7

Total current assets	1,070.6	(149.5)	(113.1)	—	808.0
Property, plant and equipment	1,119.7	12.7	—	(32.4)	1,100.0
Intangible assets	—	—	—	350.0	350.0
Restricted cash	92.1	(32.5)	—	—	59.6
Future income taxes	5.7	2.9	—	—	8.6
Other assets	353.4	—	—	(234.2)	119.2

Total assets	$2,641.5	$(166.4)	$(113.1)	$83.4	$2,445.4

Liabilities and Shareholders' equity (deficit)
Current liabilities:
Bank indebtedness	$0.7	$—	$—	$—	$0.7
Trade payables and accrued liabilities	373.2	29.9	14.9	2.1	420.1
Income and other taxes payable	38.1	17.3	—	(29.9)	25.5
Future income taxes	0.4	—	—	—	0.4
Current portion of long term debt	13.0	—	—	—	13.0
Current portion of liabilities subject to compromise	166.0	(166.0)	—	—	—

Total current liabilities	591.4	(118.8)	14.9	(27.8)	459.7
Liabilities subject to compromise	2,909.6	(2,909.6)	—	—	—
DIP financing	590.7	—	(590.7)	—	—
Long-term debt	58.9	6.2	—	3.8	68.9
Exit financing	—	—	462.7	—	462.7
Unsecured Notes	—	50.0	—	—	50.0
Other liabilities	183.8	32.1	—	275.2	491.1
Future income taxes	43.0	177.5	—	(56.4)	164.1
Preferred shares—Predecessor	23.9	—	—	(23.9)	—
Preferred shares—Successor	—	95.0	—	—	95.0
			—
Shareholders' equity (deficit):
Capital stock—Predecessor	1,609.4	—	—	(1,609.4)	—
Capital stock—Successor	—	786.0	—	(132.1)	653.9
Contributed surplus	106.6	—	—	(106.6)	—
Deficit	(3,675.4)	1,715.2	—	1,960.2	—
Accumulated other comprehensive income (loss)	199.6	—	—	(199.6)	—

	(1,759.8)	2,501.2	—	(87.5)	653.9

Total liabilities and shareholders' equity (deficit)	$2,641.5	$(166.4)	$(113.1)	$83.4	$2,445.4

        See accompanying assumptions

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Basis of Presentation

        The interim consolidated financial statements are unaudited and reflect normal and recurring adjustments which are, in the opinion of the Corporation, considered necessary for a fair presentation. These interim consolidated financial statements have been prepared in conformity with Canadian GAAP. The same accounting policies as described in the Corporation's latest annual consolidated financial statements have been used except for the changes described in Note 3. However, these interim consolidated financial statements do not include all disclosures required under Canadian GAAP for annual financial statements and, accordingly, should be read in conjunction with the consolidated financial statements and the notes thereto included in the Corporation's latest annual consolidated financial statements.

Seasonality

        The operations of the Corporation's business are seasonal, with the majority of historical operating income recognized in the second half of the fiscal year, primarily as a result of the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions. Within any year, the seasonality could adversely affect the Corporation's cash flow and results of operations on a quarterly basis.

Comparative figures

        Certain comparative figures have been reclassified to conform to the presentation of the current period and to the presentation of December 31, 2008.

3.     Change in Accounting Standards

Future changes in accounting standards and accounting policies

        The Canadian Accounting Standards Board requires all public companies to adopt the International Financial Reporting Standards ("IFRS") for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption is permitted if certain conditions are met. Companies will be required to provide IFRS comparative information for the previous fiscal year. We cannot at this time reasonably estimate the impact of adopting IFRS on our consolidated financial statements.

4.     Reorganization Items

        Reorganization items represent post-filing revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the Applicants. The cash outflow related to reorganization and restructuring items for the three months and six months ended June 30, 2009 amounted to $11.0 million and $24.2 million, respectively ($12.2 million and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.     Reorganization Items (cont'd)

$22.5 million for the same periods in 2008), and relates primarily to professional fees. The following table outlines amounts that have been included in the Consolidated Statement of Loss:

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Professional fees	$23.2	$21.1	$37.5	$31.4
Other expenses	12.8	6.5	15.8	6.5
Interest income on accumulated cash	(0.2)	—	(0.6)	—
Amortization of financing costs	—	—	—	15.1
Amortization of embedded derivatives and interest rate risk hedges	—	—	—	(11.2)

	$35.8	$27.6	$52.7	$41.8

5.     Liabilities Subject to Compromise

        LSTC refers to liabilities incurred prior to the Filing Date that will be dealt with as affected claims against the Corporation, of any kind or nature arising prior to January 21, 2008 ("Affected Claims"), under the Plan, as well as claims arising on or after January 21, 2008, further to the repudiation, termination or restructuring of any contract, lease, employment agreement or other agreement or plan ("Restructuring Claims").

        The Corporation is still in the process of reviewing the LSTC amounts shown in the table below and reconciling these amounts to the substantial number and quantum of claims that have been filed in the Insolvency Proceedings. The amount recorded in the consolidated financial statements as LSTC represents management's estimate of the likely claim amount that will be allowed by the courts. Such estimates have been made prior to most rulings on the individual claims by the courts and are based on the review of the claimants' supporting material, obligations to mitigate such claims, and assessments by management and third party advisors.

        These estimates, although based on the best available information, will change due to negotiations with claimants, in addition to the determination as to the value of any collateral securing claims or other events, all of which are under the ultimate supervision of the Monitor and rulings of the relevant courts.

        The amounts below are management's estimate of the LSTC as of June 30, 2009:

	June 30, 2009	December 31, 2008
Trade payables and accrued liabilities	$328.7	$318.5
Income and other taxes payable	33.2	34.8
Litigation and other reserves	84.9	20.5
Long-term debt	2,303.2	2,293.8
Derivative financial instruments	32.2	31.5
Post-filing interest	293.4	183.4

	3,075.6	2,882.5

Current portion of liabilities subject to compromise	166.0	2,882.5

Liabilities subject to compromise	$2,909.6	$—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.     Liabilities Subject to Compromise (cont'd)

        The Corporation continued to accrue for interest on debt that was subject to compromise. Since the commencement of the Insolvency Proceedings, no interest has been paid on debt of the Corporation that is subject to compromise. While interest continued to accrue on this debt until the Effective Date, pursuant to the Plan, claim amounts for debt subject to compromise were fixed as of the Filing Date and thus no interest from that date will be payable.

        In June 2009, the Corporation repudiated its non-qualified pension plans, collectively defined as the "Rejected Employee Agreements". Consequently, the pension plans' participants were allowed to file a claim against the Corporation and the related pension liabilities were reclassified from Other liabilities to LTSC for an amount of $58.5 million, which represents management's best estimate of the allowed claims.

        Following the implementation of the Plan, the Corporation has reorganized its capital structure and issued securities, in exchange for the $3.1 billion LSTC. Therefore, the LSTC has been reclassified to long term except for the portion of LSTC that will be paid in cash, estimated at $166 million (Note 1).

Claims Procedure

        On September 29, 2008, the Corporation initiated a claims procedure for the identification, resolution and barring of claims against the Applicants as authorized by the courts in the Insolvency Proceedings.

        The total amount of such claims filed exceeds the amount recorded in these interim consolidated financial statements as LSTC. Differences in the total dollar value of the claims filed by creditors and the liabilities recorded are being investigated and resolved in connection with the claims resolution process.

        As set out in the Canadian and U.S. Claims Procedure Orders, certain claims were excluded from the claims process ("Excluded Claims") and do not have to be proven as part of the Insolvency Proceedings, as they are not LSTC, including:

I.
claims for goods and services provided on or after January 21, 2008;

II.
intercompany claims, meaning claims against an Applicant by either the Corporation or one or more of its subsidiaries;

III.
claims of the beneficiaries of the CCAA Charges in relation to such charges;

IV.
claims of Canadian Imperial Bank of Commerce as beneficiary of the Cash Collateral in relation to such Cash Collateral and in its capacity as provider of the CIBC Banking Services;

V.
claims of current employees in respect of duly earned and owing salary, commissions, vacation pay, severance, sick leave, and reimbursement obligations in connection with health, dental, vision, or other insurance or expense reimbursement programs owing or accrued as of January 21, 2008; and

VI.
claims of any current officers, directors and employees of the Corporation for indemnification and/or contribution arising in connection with such officer's, director's or employee's service to the Corporation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.     Liabilities Subject to Compromise (cont'd)

Claims Assessment

        As of June 30, 2009, a total of 10,483 claims ("Total Claims") had been received, of which 1,171 were filed against the Corporation and 9,312 were filed against the U.S. Subsidiaries. The Total Claims filed, net of subsequent withdrawn claims, amounted to $48.5 billion.

        The Claims Procedure Order required creditors to file a separate proof of claim against each of the Applicants against which they believed they had a claim. For a number of reasons, certain creditors have filed the same claim against two or more of these Applicants. One instance where this duplication occurs is where a creditor takes the position that multiple Applicants are jointly and severally liable for a single Applicant's debt. Another situation that gives rise to duplication is where one or more of the Applicants has or have guaranteed another Applicant's indebtedness. The Total Claims filed included a number of such multiple or duplicate claims and, as a result, the total value of such claims is overstated. The Corporation believes these multiple or duplicate claims amount to $42.5 billion.

        The Total Claims filed less duplicate or multiple claims, Excluded Claims and subsequently withdrawn claims amount to approximately $3.7 billion. Of this amount, the Corporation has recorded $2.8 billion (excluding post-filing interest) as LSTC, on the consolidated balance sheet as of June 30, 2009.

        The difference between the recorded LSTC and the amount of Total Claims filed less duplicate or multiple claims, Excluded Claims, and claims subsequently withdrawn amounts to $0.9 billion and continues to be investigated. The Corporation believes it is unlikely that any of these claims, or un-accrued portion thereof, will be allowed by the relevant courts. However, it is not possible at this time to estimate the quantum of the claims that will ultimately be allowed by the courts. It is possible that allowed claims may be materially in excess of the amount recorded as of June 30, 2009 given the magnitude of the claims asserted. As a result, it is possible that adjustments to LSTC may be material and, depending on their nature, may be recorded as an expense/income in the consolidated financial statements. In light of the substantial number and amount of claims filed, particularly duplicate and multiple claims, the claims resolution process may take considerable time to complete and it will continue after the Corporation's emergence from bankruptcy protection.

6.     Condensed Combined Financial Information

        As stated in Note 1, unaudited consolidated financial statements are to provide disclosure of Condensed Combined Financial Information of the Applicants, including disclosure of the amount of intercompany receivables and payables between Applicants and non-Applicants. Presented below is the Condensed Combined Financial Information of the Applicants as at and for the three and six-month periods ended June 30, 2009 and 2008.

        Entities in Insolvency Proceedings exclude both the Latin American and the European operations before the disposal of the latter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.     Condensed Combined Financial Information (cont'd)

Condensed Combined Statements of Loss
Periods ended June 30

	Three months		Six months
Entities in Insolvency Proceedings	2009	2008	2009	2008
Operating revenues	$645.3	$898.6	$1,343.2	$1,844.6
Operating expenses:
Cost of sales	582.9	805.6	1,233.7	1,653.9
Selling, general and administrative	64.4	69.6	132.4	167.6
Impairment of assets, restructuring and other charges	3.4	10.1	18.3	46.6

	650.7	885.3	1,384.4	1,868.1

Operating income (loss)	(5.4)	13.3	(41.2)	(23.5)
Financial expenses	(23.6)	51.6	81.7	210.2
Dividends on preferred shares classified as liability	0.5	1.3	1.1	3.7
Reorganization items	35.8	27.6	52.7	41.8

Loss from continuing operations before income taxes	(18.1)	(67.2)	(176.7)	(279.2)
Income taxes	14.8	11.3	2.8	25.6

Net loss from continuing operations	(32.9)	(78.5)	(179.5)	(304.8)
Net loss from discontinued operations (net of tax)	—	652.7	—	684.7

Net loss	$(32.9)	$(731.2)	$(179.5)	$(989.5)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.     Condensed Combined Financial Information (cont'd)

Condensed Combined Statements of Cash Flows
Periods ended June 30

	Three months		Six months
Entities in Insolvency Proceedings	2009	2008	2009	2008
Cash flows provided by operating activities	$59.1	$59.2	$120.0	$72.2
Cash flows from financing activities:
Net borrowing under revolving DIP Facility	5.4	14.6	15.9	49.4
Issuance of DIP Term Loan, net of issuance costs	—	—	—	556.5
Repayment of DIP Term Loan	—	(74.5)	—	(74.5)
Repayments of long-term debt	(2.6)	(3.6)	(6.3)	(13.9)
Net borrowings under revolving bank facility	0.3	22.3	0.9	58.4
Net change in secured financing	—	—	—	(15.0)
Repayment of North American securitization program subsequent to Insolvency Proceedings	—	—	—	(413.0)

Cash flows provided by (used in) financing activities	3.1	41.2	10.5	147.9
Cash flows from investing activities:
Additions to property, plant and equipment	(16.5)	(35.0)	(35.7)	(52.9)
Net proceeds from disposal of assets	0.3	20.7	1.6	21.7
Net proceeds from business disposals, net of cash and cash equivalents	—	76.6	—	76.6
Restricted cash related to Insolvency Proceedings	—	(8.0)	(0.2)	(50.1)

Cash flows provided by (used in) investing activities	(16.2)	54.3	(34.3)	(4.7)
Effect of foreign currency	(15.3)	(87.7)	9.8	(37.2)

Net change in cash and cash equivalents	30.7	(15.4)	106.0	178.2
Cash and cash equivalents, beginning of the period	246.1	194.0	170.8	0.4

Cash and cash equivalents, end of the period	$276.8	$178.6	$276.8	$178.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.     Condensed Combined Financial Information (cont'd)

Condensed Combined Balance Sheets

Entities in Insolvency Proceedings	June 30, 2009	December 31, 2008
	(Unaudited)	(Audited)
Assets
Current assets	$895.2	$1,029.8
Property, plant and equipment	1,010.1	1,062.6
Restricted cash	41.3	40.6
Other assets	336.4	318.4

Total assets	$2,283.0	$2,451.4

Liabilities and Shareholders' deficit
Other current liabilities	$309.8	$389.8
Current portion of long-term debt	8.8	582.0
Current portion of liabilities subject to compromise	166.0	2,882.5
Intercompany payables subject to compromise(a)	986.4	2,436.6

Total current liabilities	1,471.0	6,290.9
Liabilities subject to compromise	2,909.6	—
Long-term debt	641.2	53.6
Other liabilities	159.1	221.4
Future income taxes	38.2	38.9
Preferred shares	23.9	35.1
Shareholders' deficit	(2,960.0)	(4,188.5)

Total liabilities and shareholders' deficit	$2,283.0	$2,451.4

(a)
Intercompany receivables and payables, subject to elimination upon consolidation, are disclosed on a net basis and are recorded at their face value. The change between December 31, 2008 and June 30, 2009 is mainly due to corporate reorganization. The interim consolidated financial statements do not include these intercompany liabilities as they are eliminated in the preparation of the consolidated financial statements. However, these intercompany liabilities were satisfied under the Plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.     Impairment of Assets, Restructuring and Other Charges

        The following table details the charge for impairment of assets, restructuring and other charges and pension curtailments related to continuing operations:

		Three months ended June 30,		Six months ended June 30,
	Note	2009	2008	2009	2008
Restructuring and other charges		$5.3	$11.0	$20.5	$30.9
Impairment of assets		—	—	—	16.7
Other postretirement curtailments	14	(1.6)	—	(1.6)	—

		$3.7	$11.0	$18.9	$47.6

Restructuring and other charges

        The following table details the Corporation's restructuring and other charges and the change in the reserve for restructuring and other charges:

As of June 30, 2009	2009 Initiatives	Prior Year Initiatives	Total
Expenses
Workforce reduction	$13.9	$1.0	$14.9
Leases and carrying costs for closed facilities	3.6	3.9	7.5

	17.5	4.9	22.4

Underspending
Workforce reduction	—	(1.9)	(1.9)

Total expenses	17.5	3.0	20.5

Payments
Workforce reduction	(6.7)	(10.4)	(17.1)
Leases and carrying costs for closed facilities	(2.2)	(4.6)	(6.8)

	(8.9)	(15.0)	(23.9)

Net change	8.6	(12.0)	(3.4)
Foreign currency changes	0.1	—	0.1
Balance, beginning of the period	—	25.9	25.9

Balance, end of the period	$8.7	$13.9	$22.6

2009 restructuring initiatives

        During the second quarter of 2009, there were various workforce reductions across North America. The Corporation also recorded an employer withdrawal liability of $1.2 million related to multiemployer pension plans. In the first half of 2009, there were restructuring initiatives in North America related to the closure of the Memphis, TN facility, completed in April 2009, the closure of the Covington, TN facility, completed in July 2009 and to various headcount reductions. The total cost expected for these initiatives is $26.8 million, of which $15.3 million is for workforce reduction and $11.5 million is for leases and carrying costs for closed facilities. These initiatives are expected to be

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.     Impairment of Assets, Restructuring and Other Charges (cont'd)

completed by the end of 2009. The non-cash costs of these initiatives included a curtailment gain of $1.6 million in a postretirement benefit plan related to the Memphis closure.

        As at June 30, 2009, the balance of the restructuring reserve was $22.6 million, of which $9.3 million is presented as LSTC (Note 5). The total cash disbursement related to this reserve, excluding the LSTC, is expected to be $13.1 million for the remainder of 2009. Finally, the Corporation expects to record additional charges of $9.3 million in the upcoming quarters for the restructuring initiatives that have been announced as at June 30, 2009.

8.     Financial Expenses

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Interest expenses(a)	$69.1	$58.5	$131.7	$114.3
Bank and other charges	1.2	3.2	2.4	8.3
Amortization of financing costs	—	1.7	—	55.6
Net loss (gain) on foreign exchange	(59.8)	0.3	(35.2)	(12.1)
Derivative financial instruments(b)	(2.6)	0.1	(2.2)	(19.4)

	7.9	63.8	96.7	146.7
Interest capitalized to the cost of equipment	(1.4)	(0.9)	(2.1)	(1.8)

	$6.5	$62.9	$94.6	$144.9

Portion included in discontinued operations	—	10.0	—	6.3

	$6.5	$52.9	$94.6	$138.6

(a)
Interest expenses include interest on long-term debt, secured financing and long-term debt subject to compromise. Interest on DIP financing amounted to $11.4 million for the three-month period ended June 30, 2009 ($14.1 million in 2008) and $23.0 million for the six-month period ended June 30, 2009 ($23.5 million in 2008).

(b)
During the three-month and six-month periods ended June 30, 2009, the Corporation reclassified a net gain of $1.2 million and $2.1 million, respectively (net loss of $0.7 million and a net gain $4.7 million for the three-month and six-month periods of 2008) from accumulated other comprehensive income (loss) to earnings related to derivative financial instruments for which cash flow hedge accounting was terminated in a prior period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.     Income Taxes

        The following table reconciles the difference between the domestic statutory tax rate and the effective tax rate used by the Corporation in the determination of net income (loss) from continuing operations:

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Domestic statutory tax rate	30.8%	31.0%	30.5%	31.1%
Increase (reduction) resulting from:
Change in valuation allowance	(71.4)	(55.2)	(30.8)	(42.5)
Effect of foreign tax rate differences	28.1	13.8	15.0	16.3
Permanent differences	(48.1)	(18.2)	(18.3)	(13.0)
Other	15.3	9.1	(1.4)	(8.1)

Effective tax rate	(45.3)%	(19.5)%	(5.0)%	(16.2)%

10.   Loss per Share

        The following table sets forth the computation of basic and diluted loss per share from continuing operations:

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Net loss from continuing operations	$(59.5)	$(77.7)	$(185.4)	$(226.3)
Net income allocated to holders of preferred shares	3.9	4.5	7.6	9.1

Loss from continuing operations available to holders of equity shares	$(63.4)	$(82.2)	$(193.0)	$(235.4)

(In millions)
Weighted-average number of equity shares outstanding	206.6	186.5	204.6	167.4
Loss per share:
Basic and diluted	$(0.31)	$(0.44)	$(0.94)	$(1.41)

        For the purpose of calculating diluted loss per share, the effects of all stock options were excluded, since their inclusion was anti-dilutive, for both 2009 and 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.   Capital Stock

	June 30, 2009		December 31, 2008
	Number	Amount	Number	Amount
	(Thousands of shares)
Multiple Voting Shares	46,987	$93.5	46,987	$93.5
Subordinate Voting Shares	162,936	1,303.4	154,642	1,289.2
Redeemable First Preferred Shares—Series 3
—Classified as Shareholders' equity	12,000	212.5	12,000	212.5

Total Capital Stock		$1,609.4		$1,595.2

Redeemable First Preferred Shares—Series 5
—Classified as liability	1,100	23.9	1,696	35.1

Total Preferred Shares Classified as Liability		$23.9		$35.1

        In March 2009, 256,364 Series 5 First Preferred Shares were each converted into 13.79375 Subordinate Voting Shares. Consequently, 3,536,220 of new Subordinate Voting Shares were issued by the Corporation for an increase of $5.5 million in capital stock.

        In June 2009, 339,600 Series 5 First Preferred Shares were each converted into 14.00937 Subordinate Voting Shares. Consequently, 4,757,583 of new Subordinate Voting Shares were issued by the Corporation for an increase of $8.7 million in capital stock.

        Following a written request from the Toronto Stock Exchange (the "TSX") to suspend trading of all of the Corporation's outstanding securities listed on the TSX, effective after the close of markets on April 17, 2009, the Corporation's Subordinate Voting Shares, Series 3 First Preferred Shares and Series 5 First Preferred Shares were suspended from trading on the TSX.

        Subsequent to period end, under the Plan, QWI's then existing Multiple Voting Shares, Redeemable First Preferred Shares and Subordinate Voting Shares were effectively cancelled for no consideration, on the Effective Date, in accordance with the Articles of Reorganization that were filed as one of the steps to implement the Plan.

12.   Stock-Based Compensation

        The following table summarizes information about stock options:

	June 30, 2009	December 31, 2008
Number of stock options at the end of the period (in thousands):
Outstanding	4,697.4	5,070.9
Exercisable	2,864.1	3,035.5

        The total stock-based compensation expense recorded in the first half of 2009 was $0.4 million ($0.5 million for the same period in 2008).

        As described in Note 1, all Predecessor Capital Stock was eliminated pursuant to the Plan and therefore, all of the Corporation's outstanding stock options were cancelled for no consideration and all stock-based compensation plans were terminated on July 21, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.   Financial Instruments

Risks arising from financial instruments

        The Corporation's risk management policies are established to identify and analyze the risks faced by the Corporation, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies are reviewed regularly to reflect changes in market conditions and the Corporation's activities. From its use of financial instruments, the Corporation is exposed to credit risk, liquidity risk and market risk, which comprises foreign exchange risk and commodity risk.

        Risk management strategies are likely to evolve in response to future conditions and circumstances, including the effects and consequences resulting from the current economic recession. These future strategies may not fully insulate the Corporation in the near term from adverse effects, the most significant of which relate to liquidity and capital resources as well as exposure to credit losses.

Credit risk

        The Corporation, in the normal course of business, continuously monitors the financial condition of its customers, reviews the credit history of each new customer and generally does not require collateral. As at June 30, 2009, no customer balance represented more than 6% (4% in 2008) of the Corporation's consolidated accounts receivable and the Corporation's 10 largest customers accounted for 26% (23% in 2008) of consolidated revenues. In addition, 70% (75% in 2008) of the Corporation's accounts receivable as at June 30, 2009 were not considered past due.

        The Corporation establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and other information relating to the state of the economy. The Corporation has an insurance program that mitigates its risk on certain accounts receivable. As at June 30, 2009, the weighted average life of customer accounts receivable was 56 days (2008—55 days). The Corporation has historically experienced minimal customer defaults and, as a result, it considers the credit quality of the receivables at June 30, 2009 that are not past due to be high.

        The Corporation believes that the diversity of its products and services as well as the diversity of its customer base are significant factors in reducing its credit risk, as well as the impact on the Corporation of fluctuations in local market or product-line demand. The Corporation does not believe that it is exposed to an unusual level of customer credit risk. However, global economic conditions affect the Corporation's customer businesses and the markets they serve. The unprecedented credit crisis and global economic weakness has resulted in constrained advertising spending and in certain cases, customer financial difficulties in North America which could hinder the Corporation's ability to collect amounts owed by customers. This credit exposure increases with a continued lack of liquidity in the capital markets and a sustained period of difficult economic conditions.

Liquidity risk

        Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due or the risk that these financial obligations will be met at excessive cost. As discussed in Note 1 and in connection with the emergence from the Insolvency Proceedings, the Corporation secured on July 21, 2009 an $800 million exit financing facility. Management believes that with the implementation of the Plan and the availability of the exit financing facility, the Corporation will be able to meet its financial obligations for the foreseeable future.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.   Financial Instruments (cont'd)

Foreign exchange risk

        The Corporation has operations in Canada, the United States, and Latin America, and as such has foreign denominated sales and related receivables, payables, equipment purchases, debt and other assets and liabilities. A change in the currency exchange rate between the local currency and the US dollar could have a material effect on the Corporation's consolidated results of operations, financial position or cash flow.

        The Corporation periodically enters into foreign exchange forward contracts to manage its exposure to changes in the currency exchange rate between the local currency and the US dollar on the settlement of foreign denominated sales and related receivables. No contracts were outstanding as of June 30, 2009.

Commodity risk

        The Corporation is exposed to a financial risk related to fluctuations in natural gas prices. The Corporation manages a portion of its North American natural gas exposure through commodity swap agreements, whereby the Corporation is committed to exchange, on a monthly basis, the difference between a fixed price and a floating natural gas price index calculated by reference to the swap notional amounts.

        The Corporation normally enters into commodities swap contracts to manage certain future identifiable energy price exposures related to the purchases of natural gas. No contracts were outstanding as of June 30, 2009.

14.   Pension and Other Postretirement Benefits

        The following table presents the Corporation's pension and other postretirement benefit costs related to continuing operations:

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Pension benefits	$5.4	$11.6	$10.9	$23.1
Postretirement benefits	(2.5)	0.8	(1.9)	1.5

Total benefit cost	$2.9	$12.4	$9.0	$24.6

        During the second quarter of 2009, due to an amendment to the Canadian postretirement benefit plan, a curtailment gain of $1.6 million was recognized, in addition to a curtailment gain of $1.6 million resulting from the closure of the Memphis plant (Note 7). During the first quarter of 2009, the Corporation indefinitely suspended the employer's contributions to non-unionized U.S. employees' 401(k) and 401(a) plans.

        The Corporation participates in various multiemployer pension plans in the U.S. and Canada. The majority of these plans are underfunded. As discussed in Note 7, the Corporation has recorded a withdrawal liability totaling $1.2 million in the second quarter of 2009 related to the anticipated withdrawal from a plan in which the Corporation participates. If, in the future, the Corporation withdraws from other plans, additional liabilities would likely need to be recorded, some of which may be material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.   Accumulated Other Comprehensive Income (Loss)

        The following table presents changes in the carrying amount of accumulated other comprehensive income (loss):

	Translation adjustment	Cash flow hedges	Total
Balance, December 31, 2007	$(187.4)	$8.2	$(179.2)
Other comprehensive income (loss), net of income taxes	306.9	(4.0)	302.9

Balance, June 30, 2008	119.5	4.2	123.7
Other comprehensive income (loss), net of income taxes	116.6	(3.4)	113.2

Balance, December 31, 2008	236.1	0.8	236.9
Other comprehensive income (loss), net of income taxes	23.8	(0.9)	22.9

Balance, March 31, 2009	259.9	(0.1)	259.8
Other comprehensive income (loss), net of income taxes	(58.9)	(1.3)	(60.2)

Balance, June 30, 2009	$201.0	$(1.4)	$199.6

        Following the filing for creditor protection under the Insolvency Proceedings on January 21, 2008, substantially all derivative contracts were terminated by their counterparties. The amount of any gains and losses associated with derivative contracts designated as hedging items that had previously been recognized in other comprehensive income as a result of applying hedge accounting will be carried forward to be recognized in net income in the same periods during which the hedged forecast transaction will occur.

16.   Income Tax Components of Other Comprehensive Loss

        The following table presents the income taxes on components of other comprehensive loss:

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Income tax on unrealized gain on foreign currency translation adjustment	$—	$0.2	$—	$—
Income tax on unrealized net loss on derivative financial instruments related to cash flow hedges	—	—	—	(1.4)
Income tax on reclassification of realized net loss (gain) on derivative financial instruments to the statement of income	(0.1)	(0.2)	(0.1)	0.7

	$(0.1)	$—	$(0.1)	$(0.7)

17.   Segmented Information

        The Corporation operates in the printing industry with two segments, North America and Latin America. These segments are managed separately, since they each require specific market strategies. The Corporation assesses the performance of each segment based on operating income before impairment of assets, restructuring and other charges ("Adjusted EBIT").

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.   Segmented Information (cont'd)

        The following is a summary of the segmented information for the Corporation's continuing operations:

	North America	Latin America	Other	Inter- Segment	Total
Three months
2009
Operating revenues	$645.5	$55.6	$—	$1.4	$702.5
Restructuring and other charges	3.4	0.2	0.1	—	3.7
Adjusted EBIT	5.4	2.1	(2.0)	—	5.5
Operating income (loss)	2.0	1.9	(2.1)	—	1.8
2008
Operating revenues	$898.7	$76.8	$—	$—	$975.5
Restructuring and other charges	10.1	0.9	—	—	11.0
Adjusted EBIT	22.9	3.0	1.9	—	27.8
Operating income	12.8	2.1	1.9	—	16.8
Six months
2009
Operating revenues	$1,343.3	$111.3	$—	$—	$1,454.6
Restructuring and other charges	18.3	0.3	0.3	—	18.9
Adjusted EBIT	(8.9)	5.0	(5.5)	—	(9.4)
Operating income (loss)	(27.2)	4.7	(5.8)	—	(28.3)
2008
Operating revenues	$1,844.7	$145.3	$0.2	$(0.2)	$1,990.0
Impairment of assets	16.7	—	—	—	16.7
Restructuring and other charges	29.9	1.0	—	—	30.9
Adjusted EBIT	37.7	4.7	(5.4)	—	37.0
Operating income (loss)	(8.9)	3.7	(5.4)	—	(10.6)

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  Exhibit 99.2
CONSOLIDATED STATEMENTS OF LOSS (Under Creditor Protection as of January 21, 2008—Note 1) Periods ended June 30 (In millions of US dollars, except per share amounts) (Unaudited)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Under Creditor Protection as of January 21, 2008—Note 1) Periods ended June 30 (In millions of US dollars) (Unaudited)
CONSOLIDATED STATEMENTS OF DEFICIT (Under Creditor Protection as of January 21, 2008—Note 1) Periods ended June 30 (In millions of US dollars) (Unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOWS (Under Creditor Protection as of January 21, 2008—Note 1) Periods ended June 30 (In millions of US dollars) (Unaudited)
CONSOLIDATED BALANCE SHEETS (Under Creditor Protection as of January 21, 2008—Note 1) (In millions of US dollars)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Periods ended June 30, 2009 and 2008 (Under creditor protection as of January 21, 2008—Note 1) (Tabular amounts are expressed in millions of US dollars, except per share and option amounts) (Unaudited)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS